Exhibit 11:

 OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands except for per share amounts)

	Three months Ended October 31
	2008	2007

Net income available to stockholders (numerator)	$2,246	$2,484

Shares Calculation (denominator)

Average shares outstanding – Basic Common	5,128	5,004

Average shares outstanding – Basic Class B Common	1,862	1,840

Effect of Dilutive Securities:

Potential Common Stock relating to stock options	255	301

Average shares outstanding – Assuming dilution	7,245	7,145

Net Income Per Share: Basic Common	$0.34	$0.38

Net Income Per Share: Basic Class B Common	$0.27	$0.31

Diluted	$0.31	$0.35